November 10, 2010
BY EDGAR Submission
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:   Pamela Long, Assistant Director

Re:	Forrester Research, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed March 12, 2010
File No. 000-21433
Dear Ms. Long:
On behalf of Forrester Research, Inc. (the “Company”), this letter is in response to your letter dated November 3, 2010 to George F. Colony, the Company’s Chairman and Chief Executive Officer. The response is keyed to the heading and comment used in your letter.
Form 10-K for the Fiscal Year Ended December 31, 2009
1. We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.
The Company advises the Staff that its compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company or its business. In consultation with the management and legal advisors of the Company, the Compensation and Nominating Committee of the Board of Directors has considered how the Company’s compensation policies and practices for employees affect the Company’s risk profile. In reaching its conclusions, the Committee considered various features of the Company’s compensation programs, including the following:
•	The mix of compensation among base salary and cash incentives, with employees earning a significant portion of their compensation in the form of base salary.

•	Generally, our compensation policies and practices are uniform across each of our business units and geographic regions.

•	Our bonus plan for executive officers and employees provides for multiple pay-out levels based on pre-established targets.

•	We set reasonable bonus targets annually for executives and employees, require that minimum threshold performance targets be achieved before any bonuses are paid, and bonus payouts in any given year are capped under our bonus plan.

•	We use multiple performance measures, including bookings and operating profit.

•	Equity —based awards granted to executives and other employees under our equity incentive plan are subject to multi-year or performance-based vesting criteria, and require that the employee remain employed through the vesting date or when performance criteria are measured to realize the value of these awards.
As requested, the Company acknowledges that:
–	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

–	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

–	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you require additional information, please telephone the undersigned at 617-613-6078.

Sincerely,
/s/ Gail S. Mann
Chief Legal Officer and Secretary

cc:	George F. Colony
Michael A. Doyle